Reply Attention of Cam McTavish Direct Tel. 604.891.7731 EMail Address czm@cwilson.com Our File No. 35295-0001 / CW3025204.1

December 2, 2009

BY EDGAR AND COURIER

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
United States of America

Attention:	Mr. H. Christopher Owings
Assistant Director

Dear Mr. Owings:

Re:	Passport Arts Inc.
Registration Statement on Form S-1
Filed October 26, 2009
File No. 333-162681

                          Thank you for your letter of November 20, 2009 with respect to the Form S-1 (the “Form S-1”) filed by Passport Arts Inc. (the “Company”). We provide below the Company’s responses to your comments. We are also providing two blacklined copies of the Company’s amendment to the Form S-1. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of November 20, 2009.

General

1.

Please note that the terms of the current offering provide that all offers and sales will be made at the fixed price of $0.30 per share initially. It is only after the shares of the Company’s common stock are quoted on the OTC Bulletin Board, the offer and sale can be made at the prevailing market price. As disclosed in the risk factors section of the Form S-1, there is no assurance that the Company’s common stock will be quoted on the OTC Bulletin Board and the Company is not currently aware of any market maker which has intention to file a Form 15c-211 to allow the market maker to make a market in shares of the Company’s common stock. Please note that the Securities and Exchange Commission (the “Commission”) has allowed such offering terms previously.

In addition, the Company believes that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) and below are the responses of the Company for each relevant factor identified in your letter of November 20, 2009.

The number of selling stockholders and the percentage of the overall offering made by each shareholder

There are a total of 38 selling stockholders and, although the six selling stockholders own approximately 96.5% of the shares offered, none of the selling stockholders has 5% or more of the issued and outstanding shares of the Company. Given the large number of the selling stockholders, the Company believes that this factor favors the characterization of the offering as the secondary offering.

The date on which and the manner in which each selling stockholder received the shares

All of the selling stockholders acquired their shares in offshore private placement transactions relying on Rule 903 of Regulation S of the Securities Act of 1933.

Six of the selling stockholders acquired their shares on February 7, 2009, which acquisitions occurred almost 10 months before. 32 of the selling stockholders acquired their shares on April 23, 2009, which acquisitions occurred more than seven months before. Please note that a significant portion of the shares offered by the selling stockholders (approximately 96.5% of the shares offered) were acquired by the six selling stockholders on February 7, 2009, evidencing the lack of intent to quickly flip their shares for a profit.

In addition, the Company does not believe that the selling stockholders can flip the shares offered once the registration statement relating to those shares is declared effective. As described above and the Form S-1, there is no assurance that the Company’s common stock will be quoted on the OTC Bulletin Board and the Company is not currently aware of any market maker which has intention to file a Form 15c-211 to allow the market maker to make a market in shares of the Company’s common stock. Because there is no public market for the Company’s common stock, it would be difficult, if not impossible, for the selling stockholders to sell a significant amount of their shares in a short period of time. Furthermore, any attempt to do so likely would put downward pressure on their remaining shares.

The relationship of each selling stockholder with the Company, including an analysis of whether the selling stockholder is an affiliate of the Company

While all of the selling stockholders are family members, close personal friends or business associates of the Company’s directors, none of the selling stockholders is an affiliate of the Company.

Any relationships among the selling stockholders

To the Company’s knowledge, there is no relationship among the selling stockholders.

The total dollar value of the shares registered in relation to the proceeds that the Company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned, or will be returned, to the selling stockholders and/or their affiliates in fees or other payments

Given that there is no trading market for the shares of the Company’s common stock, the Company does not believe that this factor can be analyzed in a meaningful way.

Whether or not any of the selling stockholders is in the business of buying and selling securities.

None of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. And none of them is in the business of buying and selling securities.

In summary, the Company believes that the cumulative impact of the above discussed factors supports the Company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Front Cover Page of the Registration Statement

2.	The Company currently does not have an I.R.S. Employer Identification Number, but has applied for one.

Prospectus Cover Page

3.	The Company has revised the front cover page of its prospectus and page 38 of Form S-1 accordingly.

4.	The Company has revised the front cover page of its prospectus accordingly.

Risk Factors

5.	The Company has revised the risk factors section of the Form S-1 accordingly.

6.	The Company has revised the existing risk factor accordingly.

The Offering

7.

The offering price for 18,500 shares of the Company’s common stock issued on April 23, 2009 ($0.25 per share) was higher than the offering price for 725,000 shares of the Company’s common stock issued on February 6, 2009 ($0.01 per share) because at the time of the February 2009 offering, the Company only had just begun its business and had only an online marketing and sales agreement with Seven Arts Ltd. while at the time of the April 2009 offering, the Company already had digital images of the paintings and a working draft of the website to show to the investors.

Regarding the price per share in December 2, 2008 and January 30, 2009 offerings, please note that there is no difference in the price per share. Those offerings involved the Company’s officers and directors and all of them bought the shares of the Company’s common stock at $0.001 per share. All of them bought their shares following incorporation and prior to commencement of our business.

The Company has revised page 21 of the Form S-1 to disclose this.

8.

On February 7, 2009, Hrant Isbeceryan acquired 400,000 shares of the Company’s common stock at a price of $0.01 per share. The Company issued these shares in an offshore transaction relying on Rule 903 of Regulation S of the Securities Act of 1933. As of October 9, 2009, Mr. Isbeceryan entered into a transfer agreement with Constantina Kefallinos, one of the Company’s directors, to sell 210,000 shares of the Company’s common stock at the same price that he acquired the shares from the Company. The transfer of the shares was an offshore transaction relying on Rule 903 of Regulation S of the Securities Act of 1933 and/or Section 4(2) of the Securities Act of 1933. The Company has revised the “Recent Sales of Unregistered Securities” section to disclose this transfer.

Use of Proceeds

9.

The Company has revised the Form S-1 on pages 12 and 13 to state that all expenses for the prospectus and related registration statement including legal, accounting, printing and mailing fees are and will be borne by the Company and any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of common stock of the Company will be borne by the selling stockholders, the purchasers participating in such transaction, or both. None of the selling stockholders have agreed to contribute additional capital to fund the offering expenses. There is no agreement that obligate the Company or the selling stockholders to pay the offering expenses.

Dilution

10.

The Company believes that it is not appropriate to include the disclosure required by Item 506 of Regulation S-K because all of the shares offered pursuant to the Form S-1 are already issued and outstanding and the Company will not receive any proceeds from the sale of the shares offered. Accordingly there will be no dilution to its stockholders.

Selling Stockholders

11.	The Company has revised the Form S-1 on page 13 accordingly.

12.	The Company has revised the Form S-1 on pages 14 and 15 accordingly.

Plan of Distribution

13.	The Company has revised the Form S-1 on pages 17 and 18 accordingly.

Financial Statements

14.	The Company has revised the consolidated balance sheet to reflect a par value of $0.001

15.	The prepaid expenses represent a retainer paid to the Company’s audit firm for their audit of the Company’s August 31, 2009 financial statements.

Consolidated Balance Sheet

16.	The Company has revised the consolidated statement of stockholders’ equity to comply with paragraph 11(d) of SFAS 7.

Notes to the Consolidated Statement of Stockholders’ Deficit

Note 1. Description of Business and Significant Accounting Policies

17.

The Company has revised Note 1. Description of Business and Significant Accounting Policies to be consistent with the other sections. As well under, Management’s Discussion and Analysis of Financial Condition and Results of Operations the Company has disclosed that in almost all cases the Company deals with the artists through Seven Arts, however there is an exception with artist Vasgen Degirmentas, where the Company has an agreement with him directly. The Company has also disclosed that other such direct agreements may be in the offing in future.

d) Revenue Recognition

18.	The Company recognizes revenue at the expiration of the 14 day return policy which begins upon delivery of the item purchased. The Company has revised its accounting policy to clarify this.

19.	The Company considered EITF 99-19 and determined its arrangements with Seven Arts, Ltd. And Vasgen Degirmentas both met Gross reporting under the EITF based on the following:

(a)

The Company is the primary obligor in the arrangement as the Company is the sole party the customer communicates with, the Company is responsible for all representations to the customers, and the Company is responsible for the acceptability of the product;

(b)	The Company has latitude in establishing the price of what the Comapny sells;

(c)

The Company has discretion in supplier selection, while Seven Arts is the Company’s primary supplier, they are not the Company’s only supplier and the Company is currently establishing other relationships with additional suppliers;

(d)	The Company is involved in the determination of product specification by determining what the Company will sell and what the Company will not;

(e)	The Company has credit risk on the sale to the extent a 14-day refund is requested as the Company received the funds prior to shipment and holds them in trust until the 14-day period expires

h) Stock based compensation

20.	Use of Protecwerx was a typo. The Company has revised this to ‘Passport Arts’.

Note 5. Related Party Transactions

21.	Seven Arts Ltd. Is considered a related party as it is controlled by a member of the Company’s management. Disclosure has been revised to clarify this, please see Note 5 (e).

22.

The Company believes the fair value of time spent through August 31, 2009 by its officers and directors is nominal and therefore has not included any amounts as donated services through that date. To the extent their time increases and the fair value was to be more than nominal, the Company will revisit this issue.

	(a)	For compensation see the disclosure added at Note 5 (f).

	(b)	For rent, please see Note 5 items (c) and (d) as they disclose the amount of rent and the amount of unpaid rent as of August 31, 2009

Note 6. Common Stock

23.	Notes 5 and 6 had typos for dates. Both footnotes have been revised to disclose the correct dates for the stock issuances.

Management’s Discussion and Analysis of Financial Condition and Results of

24.	The Company has revised the Form S-1 on pages 38 through 42 accordingly.

Directors, Executive Officers, Promoters and Control Persons

Directors and Executive Officers

25.	The Company has revised the Form S-1 on page 43 to state that in general the directors must be elected at the annual meeting of its stockholders.

Exhibit Index

26.	The Company has revised its filing to attach the subsidiary list as an exhibit.

Exhibit 5.1

27.	The Company’s counsel revised its opinion letter to change the phrase “after the date hereof” to “after the effective date of the Registration Statement”.

                          We look forward to any further comments you may have in regard to the Form S-1 or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at (604) 891-7731.

Yours truly,

CLARK WILSON LLP

Per: /s/ Cam McTavish

Cam McTavish

CZM/Jhs

Encl.

cc:     Passport Arts Inc.
          Attn: Asbed Palakian